SO
3/6/03

03002375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 3-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52060

FEB 28 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: WWC SECURITIES, LLC
Wallace Willmore Cromwell Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11911 Freedom Drive, Suite 1010
(No. and Street)

Reston	VA	20190
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Wallace (703) 736-9446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street, Suite 2100	Baltimore	Maryland	21201
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 28 2003 WASH. DC 155 PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonathan Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WWC SECURITIES, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WWC SECURITIES, LLC

Statement of Financial Condition with Report of
Independent Accountants
as of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
250 West Pratt Street
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors and Member
of WWC Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of WWC Securities, LLC (the "Company") at December 31, 2002 in conformity with auditing standards generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 26, 2003

WWC Securities, LLC
Statement of Financial Condition
as of December 31, 2002

ASSETS

Cash and cash equivalents	$	62,765
Prepaid expenses		22,496
Total assets	$	85,261

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable, accrued expenses and other liabilities	$	22,424
Member's capital		62,837
Total liabilities and member's capital	$	85,261

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

WWC Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Virginia limited liability corporation ("LLC") that is wholly owned by a single member, WWC Capital Group, LLC (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

2. Summary of Significant Accounting Policies

Use of Estimates
Accounting principles generally accepted in the United States of America require management to make estimate and assumptions when preparing its financial statements. Actual results could differ from those estimates.

Income Taxes
Income taxes are not reflected in the accompanying financial statements as the responsibility for income taxes is that of the member, not of the Company itself.

Cash and Cash Equivalents
Cash equivalents include certain investments in highly liquid debt investments with original maturities of three months or less at the date of purchase.

3. Employee Benefit Plan

The Parent has a profit-sharing retirement plan in which employees of the Company participate. The Plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to eight percent of annual compensation, subject to certain annual limitations. The Company may provide discretionary matching contributions at a rate to be determined annually.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $38,570, which was $33,570 in excess of its required net capital. The Company's net capital ratio was .58 to 1.